FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2015

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Santander, S.A.

Item

1	Material Fact dated June 30, 2015

MATERIAL FACT

The Board of Directors of Banco Santander has approved today a series of management and organisational changes which further simplify the Group’s corporate structure and enhance its internal governance:

•	Board of Directors, Banco Santander

•	Ignacio Benjumea, General Secretary and Secretary of the Board, will leave his executive role and will become a non-executive Director.

•	Juan Rodriguez Inciarte, has resigned from the Board for personal reasons and will leave his role as Senior Executive Vice-President in December this year.

•	Senior Management

•	Jaime Pérez Renovales, Senior Executive Vice-President of the bank, has been appointed General Secretary and Secretary of the Board effective September 1st. He will lead the newly-created Division of General Secretariat and Human Resources, which will integrate, among others, the areas of Legal and Tax and all the areas which were under the former division of Human Resources, Organisation and Costs. Pérez Renovales is a highly accomplished professional who is returning to the Group following a period of 3.5 years in the public sector. Jesús Cepeda, Senior Executive Vice-President and until now Head of Human Resources, Organisation and Costs, will leave his role on September 1st.

•	Rami Aboukhair, Senior Executive Vice-President of the bank with extensive expertise in retail banking in Spain and the UK, has been appointed country head for Santander Spain, replacing Enrique García Candelas, who will become Vice Chairman of Santander Totta (Portugal).

•	Javier San Félix has been appointed Head of the Retail Bank in Santander UK, reporting to Nathan Bostock, CEO of Santander UK. Ángel Rivera, Senior Executive Vice-President of the bank, has been appointed Head of the Retail and Commercial Banking Division.

These appointments are subject to regulatory approval.

Boadilla del Monte (Madrid), June 30, 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: June 30, 2015	By:	/s/ José García Cantera
	Name:	José García Cantera
	Title:	Chief Financial Officer